John L. Reizian
Assistant Vice President and Associate General Counsel
Lincoln Life & Annuity Company of New York
350 Church Street
Hartford, Connecticut 06103-1106
Telephone: (860) 466-1539
Facsimile:   (860) 466-2550
John.Reizian@LFG.com

VIA EDGAR

June 16, 2015

Mr. Alberto Zapata
Office of Insurance Products
Division of Investment Management
Securities and Exchange Commission
Room 8634; Mail Stop 8629
100 F Street, N. E.
Washington, DC 20549-0506

Re:	Lincoln Life & Annuity Flexible Premium Variable Life Account M (the “Account”)
Lincoln Life & Annuity Company of New York (“LLANY”)
File No.: 333-203099; 811-08559; CIK No. 0001051629
Pre-Effective Amendment No. 1 to the Initial Registration Statement, Form N-6
           Lincoln AssetEdge ®VUL 2015

Dear Mr. Zapato:

Pursuant to Rule 461 under the Securities Act of 1933, the undersigned Depositor and Principal Underwriter for the variable universal life insurance policies to be issued through the Account, filed on Form N-6, respectfully requests that the effective date of the Registration Statement as amended by Pre-Effective Amendment No.: 1 be accelerated to June 18, 2015.

Lincoln, as Depositor, on behalf of the Registrant, and Lincoln Financial Distributors, Inc., as Principal Underwriter, acknowledge the following:  should the Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the Federal Securities Laws of the United States.

Please contact John L. Reizian, Esquire at 860-466-1539 with any questions or comments regarding this Request.

The Lincoln National Life Insurance Company                                           Lincoln Financial Distributors, Inc.(Depositor) (Principal Underwriter)

/s/ Joshua R. Durand                                                                                                /s/ Patrick J. Caulfield
_________________________                                                                     _____________________________
By:  Joshua R. Durand                                                                                        By:  Patrick J. Caulfield
        Vice President                                                                                             Vice President